Exhibit 99.62

Canopy Growth adds to strategic content & branding prowess by adding Ted Chung & Dave Bigioni to key roles

SMITHS FALLS, ON, Nov. 1, 2017 /CNW/—Canopy Growth Corporation (TSX: WEED) (“Canopy Growth” or the “Company”) today announced that it has welcomed the founder of Stampede Management, Ted Chung, as a Strategic Advisor for Content Strategy to strengthen and leverage responsible brand opportunities for Tweed and other cannabis brands in the lead-up to the legal adult-use market in Canada.

Mr. Chung has established himself as a thought leader and visionary in the cannabis media landscape as, among many notable accomplishments, a founder of MERRY JANE and an Executive Producer on the EMMY-Nominated television series Martha and Snoop’s Potluck Dinner Party. Ted is also the longtime manager of cultural icon Snoop Dogg.

Ted’s joining builds upon the recent hiring of Dave Bigioni as the Chief Marketing Officer for all Canopy Growth brands. Mr. Bigioni joined the Company in August from an executive role at Molson Coors Brewing Company where he spent nine years in sales and marketing functions building one of Canada’s iconic beer brands.

Canopy Growth’s leadership team has developed a collaborative working relationship with Mr. Chung highlighted by the partnership established with Leafs By Snoop in Canada in 2016.

“I want to personally welcome Ted and Dave to the Canopy family,” said Mark Zekulin, President, Canopy Growth. “In a competitive media landscape that rewards innovative approaches to responsible education and awareness, they have proven their ability to create stories and moments that resonate with people. I look forward to collaborating with them and bringing the exciting story about the people, products and vision of Tweed and all Canopy brands to life.”

“Canopy Growth and Tweed are progressive leaders across the board for our industry. I look forward to creating a content strategy that is thoughtful of where cannabis business is today and valuable to how cannabis culture is adopted by the mainstream within a year,” commented Ted Chung.

Here’s to Future Growth.

About Tweed

Tweed is a globally recognized cannabis production brand. It has built a large and loyal following by focusing on quality products and meaningful customer relationships. Tweed doesn’t just sell cannabis, it facilitates a conversation about a product we’ve all heard about but haven’t met intimately yet. It is approachable and friendly, yet reliable and trusted. As cannabis laws liberalize around the world, Tweed will expand its leading Canadian position around the globe. Learn more at www.tweed.com.

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis company, offering distinct brands and curated cannabis varieties in dried, oil and capsule forms. Through its wholly-owned subsidiaries, Canopy Growth operates numerous state-of-the-art production facilities with over half a million square feet of GMP-certified indoor and greenhouse production capacity, all to an unparalleled level of quality assurance procedures and testing. Canopy Growth has established partnerships with leading sector names in Canada and abroad, with interests and operations spanning four continents. The Company is proudly dedicated to educating healthcare practitioners, providing consistent access to high quality cannabis products, conducting robust clinical research, and furthering the public’s understanding of cannabis. For more information visit www.canopygrowth.com.

Notice Regarding Forward Looking Statements

This news release contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will”

be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation, Tweed Inc., Tweed Farms Inc. or Bedrocan Canada Inc. to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include future operational and production capacity, the impact of enhanced infrastructure and production capabilities, and forecasted available product selection. The forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth Corp. does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Canopy Growth Corporation

View original content: http://www.newswire.ca/en/releases/archive/November2017/01/c2431.html

%SEDAR: 00029461E

For further information: Jordan Sinclair, Director of Communications, Jordan@canopygrowth.com, 613-769-4196; Investor Relations, Tyler Burns, Tyler.burns@canopygrowth.com, 855-558-9333 ex 122; Director: Bruce Linton, tmx@canopygrowth.com

CO: Canopy Growth Corporation

CNW 07:00e 01-NOV-17